Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

April 12, 2017

VIA EDGAR TRANSMISSION

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Holdings Corp.

Draft Registration Statement on Form S-1

Submitted February 28, 2017

CIK No. 0001698991

Dear Mr. Spirgel:

On behalf of our client, TPG Pace Holdings Corp., a Cayman Islands exempted company (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 27, 2017, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001698991) confidentially submitted with the Commission on February 28, 2017 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 1, including copies marked to show the changes from the version confidentially submitted on February 28, 2017.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Larry Spirgel

Securities and Exchange Commission

April 12, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

2.	Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation.

The Company has included certain of the exhibits with Amendment No. 1 and will file all remaining exhibits with subsequent amendments. The Company acknowledges that the Staff will need adequate time to review these documents before effectiveness.

3.	Please identify the underwriter(s) in your next submission or filing of the registration statement.

The Company has revised the disclosure on the front and back cover pages of the prospectus and on page 150 in response to the Staff’s comment.

Summary

Our Company, page 1

4.	Please discuss management’s reasons for incorporating the company under the laws of the Cayman Islands.

The Company has revised the disclosure on page 131 in response to the Staff’s comment.

5.	Please specifically address the other contemplated blank check offering sponsored by TPG. Discuss the conflicts and competition between the two companies and the overlapping management. Discuss whether there are procedures in place to resolve conflicts of interest.

The Company has revised the disclosure on pages 4, 27, 79 and 104 in response to the Staff’s comment.

Acquisition Criteria, page 5

6.	Please disclose whether the company may enter into a transaction with a non-U.S. entity, and if so, add a risk factor discussing the challenges associated with ownership and operation of a foreign entity.

The Company has revised the disclosure on pages 2, 43, 60 and 77 in response to the Staff’s comment.

Larry Spirgel

Securities and Exchange Commission

April 12, 2017

Manner of Conducting Redemptions, page 18

7.	We note your disclosure that in the event you seek shareholder approval for a business combination, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Please disclose how this could increase the likelihood that the proposed business combination would be approved. Also disclose what the quorum requirement would be for such a vote and whether the votes of the initial shareholders will count toward satisfying that requirement.

The Company has revised the disclosure on pages 22, 90 and 123 in response to the Staff’s comment.

Risk Factors

If we seek shareholder approval of our initial business combination, our initial shareholders, officers and directors have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote, page 28

8.	We note your disclosure on page 28 that in the event you submit your initial business combination proposal to a shareholder vote, the sponsor has agreed to vote its shares in favor of this business combination. We further note your disclosure on page 20 that a business combination subjected to a shareholder vote requires approval of a majority of the outstanding common shares. Please disclose the number and percentage of the shares offered in your registration statement that would be required to vote in favor of a business combination in order for the business combination to be approved, given that at least ten million shares owned by the sponsor are subject to an agreement to vote in favor of the business combination.

The Company has revised the disclosure on pages 15, 31 and 123 in response to the Staff’s comment.

Proposed Business

Shareholders May Not Have the Ability to Approve our Initial Business Combination, page 82

9.	We note your disclosure that there are certain circumstances which, if occurring, may not require you to seek shareholder approval of a future business combination. Please enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek shareholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking shareholder approval.

The Company has revised the disclosure on page 87 in response to the Staff’s comment.

Larry Spirgel

Securities and Exchange Commission

April 12, 2017

*    *    *    *    *

Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch

Alexander Lynch

cc:	Karl Peterson

President and Chief Executive Officer

TPG Pace Holdings Corp.

Robert Shapiro, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Joshua Shainess, Attorney-Adviser

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Gregg A. Noel

Michael J. Mies

Skadden, Arps, Slate, Meagher & Flom LLP

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